Filed Pursuant to Rule 433
Registration No. 333-133852

BANK OF AMERICA CORPORATION

$2,350,000,000

MEDIUM-TERM NOTES, SERIES L

SENIOR THREE-MONTH LIBOR NOTES, DUE APRIL 2012

GUARANTEED UNDER THE FDIC’S TEMPORARY LIQUIDITY GUARANTEE PROGRAM

AMENDED FINAL TERM SHEET

Dated January 28, 2009

Issuer:	Bank of America Corporation

Ratings of this Series of Guaranteed Notes:	Aaa (Moody’s)/AAA (S&P)/AAA (Fitch)

Title of the Series:	Senior Three-Month LIBOR Notes, due April 2012

Aggregate Principal Amount Initially Being Issued:	$2,350,000,000

Issue Price:	100.00%

Trade Date:	$2,000,000,000 in aggregate principal amount traded on January 27, 2009, and $350,000,000 in aggregate principal amount traded on January 28, 2009

Settlement Date for All of the Notes:	January 30, 2009 (DTC)

Maturity Date:	April 30, 2012

Ranking:	Senior

Minimum Denominations:	$2,000 and multiples of $1,000 in excess of $2,000.

Day Count Fraction:	Actual/360

Base Rate:	Three-Month LIBOR (Reuters)

Index Maturity:	90 days

Spread:	30 bps

Interest Payment Dates:	January 30, April 30, July 30, and October 30 of each year, beginning April 30, 2009.

Interest Determination Dates:	Second London banking day preceding the applicable reset date.

Interest Reset Dates:	January 30, April 30, July 30, and October 30 of each year, beginning April 30, 2009.

Interest Periods:	Quarterly. The initial interest period will be the period from, and including, the Settlement Date to, but excluding, April 30, 2009, the initial interest payment date. The subsequent interest periods will be the periods from, and including, the applicable interest payment date to, but excluding, the next interest payment date or the Maturity Date.

Guarantee:

This debt is guaranteed under the Federal Deposit Insurance Corporation’s Temporary Liquidity Guarantee Program and is backed by the full faith and credit of the United States. The details of the FDIC guarantee are provided in the FDIC’s regulations, 12 CFR Part 370, and at the FDIC’s website, www.fdic.gov/tlgp. The expiration date of the FDIC’s guarantee is the earlier of the maturity date of the debt or June 30, 2012.

Additional details relating to the guarantee are also set forth below.

Optional Redemption:	None

Listing:	None

Lead Manager and Sole Book-Runner:	Banc of America Securities LLC

Senior Co-Managers:	HSBC Securities (USA) Inc.
J.P. Morgan Securities Inc.
Morgan Keegan & Company, Inc.
SunTrust Robinson Humphrey, Inc.
U.S. Bancorp Investments, Inc.
Wells Fargo Brokerage Services, LLC

Junior Co-Managers:	Loop Capital Markets, LLC
Samuel A. Ramirez & Company, Inc.

CUSIP:	06050BAH4

ISIN:	US06050BAH42

FDIC Guarantee

This section provides summary information regarding the guarantee of the notes by the Federal Deposit Insurance Corporation (the “FDIC”). The details of the FDIC’s guarantee are provided in the FDIC’s regulations, 12 CFR Part 370, and at the FDIC’s website, www.fdic.gov/regulations/resources/TLGP/index.html. The regulations governing the guarantee and the terms and conditions of the guarantee are subject to change. These regulations, terms and conditions are subject to the interpretation of the FDIC, which also may change. The following information is based on the final regulations adopted effective November 21, 2008. The internet address provided for the FDIC’s website is included as an inactive textual reference only. The information on the FDIC’s website shall not be deemed to be incorporated by reference in this term sheet.

Temporary Liquidity Guarantee Program. On October 14, 2008, the FDIC created the Temporary Liquidity Guarantee Program (the “program”), and the FDIC adopted final rules related to the program effective November 21, 2008. Under the program, the FDIC will guarantee the newly-issued senior unsecured debt of participating eligible entities, including insured depository institutions and eligible holding companies of insured depository institutions. We are an eligible entity under the program, and a participant under the program. As a participant, our senior unsecured debt may be guaranteed by the FDIC if it satisfies the program’s criteria. From time to time, we may issue debt securities that are not eligible for the FDIC guarantee and that will not be guaranteed. We will provide purchasers of our debt instruments with a written statement indicating if the debt instruments we are offering are FDIC-guaranteed under the program.

As a participant in the program, we are eligible to issue FDIC-guaranteed debt up to an issuance limit, provided we comply with the terms and conditions of the program, including payment of fees, delivery of notice to the FDIC of issuance of guaranteed debt, providing certain disclosures, and certification to the FDIC that such issuance is within our issuance limit. As required by the program, we have entered into a master agreement with the FDIC that governs certain aspects of the program. If we are not in compliance with the program, we would be unable to issue additional FDIC-guaranteed debt; however, the outstanding FDIC-guaranteed notes would not lose the benefit of the FDIC guarantee. The program guarantees eligible debt issued through June 30, 2009 that matures on or prior to June 30, 2012.

Guarantee. The notes are our senior unsecured debt obligations, are guaranteed by the FDIC under the program, and are backed by the full faith and credit of the United States. If we fail to pay interest or principal when due on the notes, the FDIC will pay holders of those notes the unpaid, then due amount of interest or principal. An event of default under the senior indenture, including a payment default, will not entitle the holders of the notes or the senior trustee to accelerate the maturity of the notes for so long as we or the FDIC are making timely payments of interest and principal.

Use of Proceeds. Under the program, we may not use the proceeds from the offering of the notes to prepay indebtedness that is not guaranteed by the FDIC.

Claims Process. We have appointed the senior trustee as the authorized representative to take action on behalf of holders of the notes under the guarantee. The authorized representative has agreed to make a demand of the FDIC upon our failure to pay interest or principal on the notes when due. As provided in the FDIC’s regulations, a holder will also have the option to elect not to be represented by the authorized representative. Upon our failure to pay interest or principal, the authorized representative and a holder that has elected not to be so represented must follow the FDIC’s required procedures for making a demand under the guarantee.

In addition to the procedures described below, the authorized representative will be required when making a demand, to the extent not previously provided in the master agreement, to provide the FDIC with information regarding its authority, including: its financial and organizational capacity to act as representative, its exclusive authority to act on behalf of each noteholder and its fiduciary responsibility to the noteholders when acting as such, as established by the senior indenture, and its authority to make the assignment of each noteholder’s right, title, and interest in the notes to the FDIC.

Any demand under the guarantee must be accompanied by a proof of claim, satisfactory in form and content to the FDIC, which includes evidence of the occurrence of a payment default and the claimant’s ownership of the applicable notes. Upon the commencement of guarantee payments by the FDIC, the claimant must provide to the FDIC an assignment, satisfactory in form and content to the FDIC, of the noteholder’s right, title and interest in the notes to the FDIC and the transfer to the FDIC of any payments from us with respect to the notes. The assignment must also grant to the FDIC the right to receive any and all distributions on the note from the proceeds of any bankruptcy. If a holder receives a payment on a note from a bankruptcy, any obligation of the FDIC under the guarantee would be reduced proportionally. Demands must be made by the authorized representative or by a holder that elects not to be represented by the authorized representative within 60 days of the occurrence of the payment default.

Upon payment by the FDIC of any amount under the guarantee, the FDIC will be subrogated to the rights of the recipient noteholder against us, including in respect of any insolvency proceeding, to the extent of such payment.

Indenture Supplement. In addition to the appointment of the senior trustee as authorized representative for the holders of the notes, the master agreement requires additional provisions that are included in a supplement to the senior indenture that will govern the notes, including:

•	the FDIC’s written consent will be required to amend or waive any provision in the senior indenture related to principal, interest, payment, default, or ranking;
•

the FDIC will be subrogated to all of the rights of the holders and the senior trustee as authorized representative, against us in respect of any amounts paid to or for the benefit of the holders by the FDIC under the guarantee;

•

authorization by the holders to the authorized representative to assign to the FDIC, at the time the FDIC commences making payments under the guarantee, the right to receive payments on behalf of the holders;

•	agreement by the holder that it will cause the notes to be surrendered to the FDIC upon the FDIC’s payment in full of the outstanding principal and accrued interest to the date of repayment;
•

we and the authorized representative will agree to provide the FDIC notice, within one business day, of any default in the payment of interest or principal, without regard to any applicable cure period; and

•

we agree to reimburse the FDIC for any guarantee payments made, with interest on any such amount owed at the stated rate for the notes, plus 1%, and to reimburse the FDIC for reasonable expenses, which agreement ranks pari passu with the notes.

Supplemental Risk Factors

For more information regarding risks that may materially affect our business and results, please refer to the information under the caption “Item 1A. Risk Factors,” in our Annual Report on Form 10-K for the year ended December 31, 2007, and the information under the caption “Item 1A. Risk Factors,” in our quarterly Report on Form 10-Q for the quarter ended September 30, 2008.

If we fail to make a payment of interest or principal on FDIC-guaranteed notes, your notes will be governed by the rules of the program.

If we fail to make a payment of interest or principal, you will be required to follow the regulations of the program, which supersede your rights under the senior indenture as described in the prospectus for the notes. We have appointed the senior trustee as authorized representative under a supplemental indenture for the notes. The authorized representative will be responsible, upon our failure to make a required payment of interest or principal, to make a demand of the FDIC under the guarantee. In addition, any holder may elect to not be so represented, as provided by the terms of the program. If a holder makes the decision to represent itself under the applicable regulations, it will be required to provide the proof of claim and other documentation, in form and content satisfactory to the FDIC, necessary to receive payment under the guarantee. If a demand is not made under the program by the authorized representative within 60 days of our failure to pay interest or principal, the obligations of the FDIC will terminate as to the notes and the holder will have no rights against the FDIC for the guaranteed amount.

Payments by the FDIC under its guarantee may be delayed.

There is no designated period within which the FDIC is required to make the guarantee payments after it receives the required written demand. As a result, if the FDIC is required to make such payments, they could be paid at a time that is significantly later than the date that the payment is otherwise due under the terms of the notes.

The determination of the FDIC on any matter related to the FDIC claims process will be final and binding on you and us, subject to judicial review.

The determination by the FDIC on any matter relating to the FDIC claims process will be a final administrative determination, which will be final and binding on all concerned, including the holders of the notes. Holders of the notes will have the right to challenge the FDIC’s determination only by commencing an action in the U.S. District Court for the District of Columbia or the United States District Court for the Western District of North Carolina within 60 days after the FDIC makes its determination.

The program is new and is subject to change.

The program is a new program, and was enacted under final rules that the FDIC adopted effective November 21, 2008. To date, no claims have been made or paid under the program, and the FDIC’s procedures under the program have not yet been fully documented. The rules governing the program may be amended, and are subject to evolving interpretation by the FDIC after the date of this term sheet. As a result, your ability to obtain payment on the notes under the FDIC’s guarantee is subject to rules, interpretations, procedures, and practices of the FDIC that could be changed at any time in the future. Any developments of this kind may be adverse to holders of the notes.

Our summary of the FDIC’s guarantee and the risks of purchasing the notes in reliance on that guarantee, as set forth in this term sheet, are based solely on the final rules adopted by the FDIC as of the date of this term sheet. Purchasers of the notes should refer to the FDIC’s website, www.fdic.gov/regulations/resources/TLGP/index.html, for additional information about the program and related claim procedures.

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Bank of America Corporation (the “Issuer”) has filed a registration statement (including a pricing supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read those documents and the other documents that the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the lead manager will arrange to send you the pricing supplement, the prospectus supplement, and the prospectus if you request them by contacting Banc of America Securities LLC, toll free at 1-800-294-1322. You may also request copies by e-mail from securities.administration@bankofamerica.com or dg.prospectus_distribution@bofasecurities.com.